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                           SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of June 2006

                             Polyair Inter Pack Inc.
                (Translation of registrant's name into English)

                  330 Humberline Drive Toronto, Ontario M9W 1R5
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Included in this Report on Form 6-K:

1.   PRESS RELEASE dated JUNE 15, 2006
2.   MANAGEMENT  INFORMATION CIRCULAR
3. CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED APRIL 29, 2006 AND APRIL 30, 2005 (unaudited)
4.   MANAGEMENT'S DISCUSSION AND ANALYSIS

1. PRESS RELEASE

        POLYAIR INTER PACK INC. ANNOUNCES 2006 SECOND QUARTER RESULTS AND
                       SALE OF POOL ACCESSORIES BUSINESS

TORONTO, June 15, 2006 - Polyair Inter Pack Inc. (TSE/AMEX: PPK) reported a net loss from continuing operations of $0.9 million or $0.14 per diluted share on sales of $29.9 million for the quarter ended April 29, 2006, compared with a net loss from continuing operations of $0.7 million or $0.12 per diluted share on sales of $28.1 million for the second quarter of 2005. In fiscal 2006 the Company has reported results from its Pool Division as discontinued operations to reflect the potential sale of this business.

------------------------------------------------------------------------------------------------------------------

All amounts are expressed in thousands of U.S. dollars, except for number of shares outstanding and per share amounts.

                                                               3 Months Ended                 6 Months Ended
                                                            29-Apr        30-Apr            29-Apr      30-Apr
                                                             2006          2005              2006        2005
                                                         ---------------------------     -------------------------
Sales from continuing operations
   - Packaging Products                                        $29,907      $28,149           $59,253     $57,551

Earnings  from continuing operations
  before Interest, Taxes, Depreciation                             697        1,329               475       2,133
  and Amortization (EBITDA)*

Net Loss from continuing operations                               (917)        (735)           (2,962)     (1,692)
Net Loss from discontinued operations                           (1,382)        (866)           (4,635)     (2,721)
Net Loss                                                       ($2,299)     ($1,601)          ($7,597)    ($4,413)

Net loss per share from continuing operations
                                           - Basic              ($0.14)      ($0.12)           ($0.45)     ($0.27)
                                           - Diluted            ($0.14)      ($0.12)           ($0.45)     ($0.27)

Net loss per share from discontinued operations
                                           - Basic              ($0.20)      ($0.13)           ($0.68)     ($0.42)
                                           - Diluted            ($0.20)      ($0.13)           ($0.68)     ($0.42)

Net loss per share
                                           - Basic              ($0.34)      ($0.25)           ($1.13)     ($0.69)
                                           - Diluted            ($0.34)      ($0.25)           ($1.13)     ($0.69)

------------------------------------------------------------------------------------------------------------------

Weighted average number of shares outstanding
  (in millions)                            - Basic                 6.8          6.5               6.8         6.5
                                           - Diluted               6.8          6.5               6.8         6.5

*  EBITDA  is  not  a  recognized  measure  under  Canadian  Generally  Accepted
Accounting  Principles  and readers  are  cautioned  that  EBITDA  should not be considered  as an  alternative  to net  income  or loss or cash  from  operating activities as an indicator of the Company's  performance or cash flows.  EBITDA, as calculated by the Company, is net income or loss before  extraordinary items, net  interest  expenses and other,  depreciation  and  amortization,  and income taxes. Full interim financial statements along with Management's  Discussion and
Analysis can be obtained from SEDAR  (www.sedar.com)  and the Company's web site
at                                                               www.polyair.com
------------------------------------------------------------------------------------------------------------------

The Packaging Division improved its sales volumes and gross margin in the second quarter of 2006 compared to the first quarter of 2006. Compared to the second quarter of 2005, the Company experienced a decline in gross margins in the second quarter of 2006 due to a change in product mix and higher material costs. This decline was offset by lower operating and other expenses, so that the net loss from continuing operations was slightly higher in the second quarter of 2006 than the level reported in the comparable period in 2005.

The Company has previously announced its intention to sell the Pool Division. The Company had received several expressions of interest and entered into negotiations with prospective purchasers. These negotiations did not materialize into a sale of the entire Pool Division due to the inadequacy of the consideration being offered or the inability of the purchasers to obtain adequate financing. In the second quarter, the Company received expressions of interest from parties interested in acquiring individual business units of the Pool Division and management commenced negotiation for the sale of its pool accessories business. Subsequent to the quarter end the Company has reached an agreement for the sale of its pool accessories business. As part of this sale, the purchaser will provide certain transition services including assistance with collection of accounts receivable, warranty and customer service support. Management is working towards expediting the completion of this sale in the next week in order to apply the net proceeds of the sale to pay down bank debt. After effecting this sale, the Pool Division will be left with two remaining product groups and the Company is actively engaged in soliciting prospective buyers for these product groups.

The Company also announced that its lenders have agreed to amend the Company's second quarter financial covenants to accommodate restructuring costs which the Company incurred in the second quarter of 2006 and write-offs associated with the sale of the pool accessories business. In May 2006, the Company repaid $3.5 million of its $5.0 million interim working capital line and as part of the above-mentioned amendment the Company's lenders have agreed to extend the maturity of the remaining $1.5 million debt to July 31, 2006. This extension, along with a portion of the proceeds from the sale of the pool accessories business, will improve the working capital position of the Company.


Conference Call
The Company will host a conference call on Monday, June 19, 2006 at 4:00pm (Eastern Daylight Time) to review the operating results. Polyair invites all those interested in hearing management's discussion of the results to join the call by dialing 1-888-802-2279 in the U.S. and Canada. International participants may access the call by dialing 1-913-312-1265. A replay will be available for one week following the call by dialing 1-888-203-1112 (U.S. and Canada) or 1-719-457-0820 (International) and entering access code 1113424 when prompted.

Polyair Inter Pack Inc. (www.Polyair.com) in its Packaging Division manufactures and distributes a wide range of protective packaging products in North America. The Company operates nine manufacturing facilities, seven of which are in the US where it generates the majority of its sales.

Certain information included in this news release contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company, financing and the sale of non-packaging assets. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of Polyair Inter Pack Inc. In addition, Polyair Inter Pack Inc. expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.

For more information contact:
Stysia Reay
Polyair Inter Pack Inc.
Phone: 416-679-6591
Email: sreay@polyair.com

2. MANAGEMENT INFORMATION CIRCULAR

                             POLYAIR INTER PACK INC.

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

    NOTICE IS HEREBY GIVEN that the annual meeting of shareholders of Polyair Inter Pack Inc. (the "Corporation") will be held at the head office of the Corporation, at 330 Humberline Drive, Toronto, Ontario, M9W 1R5, on Wednesday, June 28, 2006, at the hour of 4:00 o'clock in the afternoon (Toronto time), for the following purposes:

    1. to receive and consider the financial statements of the Corporation for the year ended October 31, 2005, and the report of the auditors thereon;

    2.     to elect directors;

    3. to appoint auditors and authorize the directors to fix the auditors' remuneration;

    4. to transact such other business as may properly be brought before the meeting or any adjournment or adjournments thereof.

    This notice is accompanied by a form of proxy and a management information circular of the Corporation.

    Shareholders who are unable to be present in person at the meeting are requested to sign and return the accompanying form of proxy for use at the meeting in the envelope provided for that purpose.

    The board of directors has fixed the close of business on May 29, 2006 as the record date for the determination of holders of common shares entitled to notice of the meeting and any adjournments thereof.

    The board of directors has fixed the close of business on the second business day preceding the day of the meeting (excluding Saturdays, Sundays and holidays) and any adjournments thereof as the time before which proxies to be used or acted upon at the meeting or any adjournments thereof shall be deposited with the Corporation or its transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

    DATED at Toronto, Ontario this 30th day of May, 2006.

                                           By Order of the Board of Directors

                                           /s/ Fred Litwin)

                                           FRED LITWIN
                                           Chairman

                             POLYAIR INTER PACK INC.

                         MANAGEMENT INFORMATION CIRCULAR

                             SOLICITATION OF PROXIES

    This management information circular is furnished in connection with the solicitation of proxies by the management of POLYAIR INTER PACK INC. (the "Corporation") for use at the Annual Meeting of Shareholders (the "Meeting") of the Corporation to be held at the time and place and for the purposes set forth in the attached notice of annual meeting of shareholders (the "Notice of Meeting"). It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by regular employees of the Corporation. The cost of solicitation will be borne by the Corporation. Except as otherwise stated, the information contained herein is as at May 1, 2006. Unless expressly stated as being in Canadian dollars ("CDN"), all monetary references in this Circular are in U.S. dollars.

                        ADVICE TO BENEFICIAL SHAREHOLDERS

    Only registered holders of common shares of the Corporation, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, common shares of the Corporation that are beneficially owned by a holder (a "Non-Registered Holder") are registered either:

        (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

        (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

    In accordance with the requirements of National Instrument 54-101, the Corporation has distributed copies of the Notice of Meeting, this Management Information Circular and the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

        (a) be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise complete the form of proxy in accordance with its directions and deposit it with Computershare Investor Services at 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department; or

        (b) be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone).

    The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on that form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

                      APPOINTMENT AND REVOCATION OF PROXIES

    The persons named in the enclosed form of proxy are officers of the Corporation. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting or any adjournments thereof other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated in the enclosed form of proxy and by inserting in the blank space provided for that purpose the name of the desired person or by completing another proper form of proxy and, in either case, delivering the completed and executed proxy to the Corporation or its transfer agent prior to the close of business on the second business day preceding the day of the Meeting or any adjournments thereof.

    A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business then the space opposite the item is to be left blank.

    A shareholder who has given a proxy may revoke it at any time insofar as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either with the Corporation or its transfer agent at any time up to and including the last business day preceding the day of the Meeting or any adjournments thereof, at which the proxy is to be used or with the Chairman of such Meeting on the date of the Meeting or any adjournments thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other manner permitted by law.

                        EXERCISE OF DISCRETION BY PROXIES

    The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted or voted in favour of the passing of all the resolutions described below. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting or any adjournments thereof. At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting or any adjournments thereof other than the matters referred to in the Notice of Meeting.

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

    The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of Preference Shares, of which no Preference Shares and 6,797,250 Common Shares are issued and outstanding. Each Common Share entitles the registered holder thereof to one vote at all meetings of shareholders.

    All voting shareholders of record for purposes of the Meeting or any adjournments thereof are entitled either to attend and vote thereat in person the shares held by them or, provided a completed and executed proxy shall have been delivered to Computershare Investor Services within the time specified herein, to attend and vote thereat by proxy the shares held by them.

    The Corporation has fixed May 29, 2006 as the record date for the purpose of determining shareholders entitled to receive notice of the Meeting. In accordance with the provisions of the Business Corporations Act (Ontario), the Corporation will prepare a list of holders of shares at the close of business on the record date. Each holder of voting shares named in the list will be entitled to vote at the Meeting or any adjournments thereof the shares shown opposite his name on the list except to the extent that: (a) the shareholder has transferred any of his shares after the date on which the list was prepared; and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns such shares and demands not later than ten
(10) days before the Meeting or any adjournments thereof that his name be included in the list before the Meeting or any adjournments thereof, in which case the transferee is entitled to vote his shares at the Meeting or any adjournments thereof.

    To the knowledge of the directors and senior officers of the Corporation, the only persons, firms or corporations which beneficially own, directly or indirectly, or exercise control or direction over securities of the Corporation carrying more than ten (10%) percent of the voting rights attached to any class of outstanding voting securities of the Corporation at May 1, 2006, are as follows:


                                                                    Percentage of total
                                                        Number of      Common Shares
                                                      Common Shares     Issued and
 Name of Shareholder                                      Held          Outstanding
--------------------                                --------------- -----------------
Glencoe Skydome Holdings, L.P. (1)(2).............      1,827,667          26.9
Fred A. Litwin (2)(3)(4)..........................      1,574,841          23.2
Howson Tattersall Investment Counsel Limited......      1,152,300          17.0
Prides Capital Partners, L.L.C. (5)...............        862,100          12.7

(1) Reflects shares held of record by Glencoe Skydome Holdings, L.P. Glencoe Capital, LLC, through its control of the general partner of Glencoe Skydome Holdings, L.P., may be deemed to have voting and dispositive control over these shares; however, Glencoe Capital, LLC disclaims any beneficial ownership in these shares, except for its pecuniary interest therein.

(2) Under the terms of a shareholders' agreement, which was entered into on March 10, 2004 by Glencoe Skydome Holdings, L.P., Consolidated Mercantile Incorporated, Henry Schnurbach and Fred Litwin, Glencoe Skydome Holdings, L.P. has agreed to vote its shares at the discretion of Consolidated Mercantile Incorporated, subject to certain negative covenants and protections, and except with respect to certain fundamental corporate actions. Additionally, Consolidated Mercantile Incorporated and Glencoe Skydome Holdings, L.P. have each agreed to vote their common shares of the Corporation in favor of the election of four nominees of Consolidated Mercantile Incorporated and three nominees of Glencoe Skydome Holdings, L.P. to the Board of Directors of the Corporation.

(3) Fred A. Litwin, the Chairman and a Director of the Corporation, beneficially owns or exercises control and direction over approximately 54.55% of the issued and outstanding shares of Consolidated Mercantile Incorporated, a publicly traded Canadian corporation. Consolidated Mercantile Incorporated holds 1,549,841 common shares of the Corporation. Mr. Litwin directly holds 25,000 common shares of the Corporation.

(4) Under the terms of a shareholder agreement, which was entered into on February 20, 1996 by Consolidated Mercantile Incorporated, Marsy Industries Limited, Domenico Marzano, Henry Schnurbach, Gary Crandall and Alan Castle (collectively, the "Shareholders"), the Corporation and Montreal Trust Company of Canada, as trustee, the Shareholders deposited their common shares of the Corporation into a voting trust pursuant to which such shares are voted at the discretion of Consolidated Mercantile Incorporated. There are currently 353,638 common shares of the Corporation owned by Shareholders other than Consolidated Mercantile Incorporated which are subject to the terms of such voting trust.

(5) In addition to its holding of 862,100 common shares of the Corporation, Prides Capital Partners, L.L.C. holds a $5 million unsecured convertible note of the Corporation, bearing interest at a rate of 6% per annum and maturing March 31, 2009, which note was issued by the Corporation as part of the consideration paid in connection with the acquisition by the Corporation in 2003 of the Atlantic/Jacuzzi assets. This note is convertible by Prides Capital Partners, L.L.C., at any time after March 31, 2004 (or upon commencement of a take over bid) into 598,802 common shares at a price of $8.35 per share. The Corporation may prepay the note at any time after March 31, 2006, in cash or by issuance of 598,802 Series A preference shares.

                              ELECTION OF DIRECTORS

    Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting or any adjournments thereof, it is intended that discretionary authority shall be exercised by the person named in the enclosed form of proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve. Each director elected will hold office until the close of business of the first annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the Corporation's by-laws.

    The statement as to the shares of the Corporation beneficially owned or over which control or discretion is exercised by the nominees for election as directors hereinafter named is in each instance based upon information furnished by the person concerned. The names of the nominees for election as directors, their positions with the Corporation, the year they become a director of the Corporation and the number of shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them is as follows:

                                                                                                               Number of shares
                                                                                                              beneficially owned,
                                                                                                                  directly or
                                                                                                                  indirectly
                                                                                                 Year first      or over which
                                       Present Principal                                          became a    control or direction
 Name and Place of Residence       Occupation or Employment      Position with Corporation        Director       is exercised
----------------------------       ------------------------      -------------------------       -----------  ---------------------
Fred A. Litwin (3)(4).......   President of Forum                Chairman of the                    1996        1,574,841 (1)(5)(6)
Toronto, Ontario, Canada       Financial Corporation, an         Board and Governance Committee
                               investment holding company        Director

Lawrence M. Dale (8)........   President and CEO of              Director                           2006            NIL
Toronto, Ontario, Canada       Realtysellers Group of
                               Companies, a real estate
                               brokerage organization

Sidney Greenberg (2)........   Vice-President, Astral            Director                           1996            NIL
Toronto, Ontario, Canada       Media Inc., a media company

Sol D. Nayman (2)...........   President of S.D. Nayman          Director                           1996            100
Toronto, Ontario, Canada       Management Inc., a business
                               consulting company

Jon Burgman (2).............   Financial consultant              Chair Audit                        2004          NIL (7)
Arlington Heights, Illinois,                                     Committee, Director
U.S.A.

Robert Gerrity (3)(4).......   Director of two public            Chairman                           2004            NIL
Bellaire, Michigan, USA        companies and principal           Compensation
                               of Gerrity Partners, a corporate  Committee, Director
                               director consulting firm

Beth Satterfield............   Chief Financial Officer of        Director                           2005            NIL
Chicago, Illinois, U.S.A.      Glencoe Capital

NOTES

(1) Mr. Litwin directly holds 25,000 common shares of the Corporation, and controls Consolidated Mercantile Incorporated which holds 1,549,841 common shares of the Corporation.

(2) Member of the Audit Committee.

(3) Member of the Compensation Committee.

(4) Member of the Corporate Governance Committee.

(5) Under the terms of a shareholder agreement, which was entered into on February 20, 1996 by Consolidated Mercantile Incorporated, Marsy Industries Limited, Domenico Marzano, Henry Schnurbach, Gary Crandall and Alan Castle (collectively, the "Shareholders"), the Corporation and Montreal Trust Company of Canada, as trustee, the Shareholders deposited their common shares of the Corporation into a voting trust pursuant to which such shares are voted at the discretion of Consolidated Mercantile Incorporated. There are currently 353,638 common shares of the Corporation owned by Shareholders other than Consolidated Mercantile Incorporated which are subject to the terms of such voting trust.

(6) Under the terms of a shareholders' agreement, which was entered into on March 10, 2004 by Glencoe Skydome Holdings, L.P., Consolidated Mercantile Incorporated, Henry Schnurbach and Fred Litwin, Glencoe Skydome Holdings, L.P. has agreed to vote its shares at the discretion of Consolidated Mercantile Incorporated, subject to certain negative covenants and protections, and except with respect to certain fundamental corporate actions. Additionally, Consolidated Mercantile Incorporated and Glencoe Skydome Holdings, L.P. have each agreed to vote their common shares of the Corporation in favor of the election of four nominees of Consolidated Mercantile Incorporated and three nominees of Glencoe Skydome Holdings, L.P. to the Board of Directors of the Corporation.

(7) Mr. Burgman is a member of Glencoe Capital, LLC's Investment Committee. Through its control of the general partner of Glencoe Skydome Holdings, L.P., Glencoe Capital, LLC may be deemed to have voting and dispositive control over the Common Shares held by Glencoe Skydome Holdings, L.P. Mr. Burgman disclaims any beneficial ownership in the Common Shares held by Glencoe Skydome Holdings, L.P.

(8) Since 2000, Mr. Dale has been the President and Chief Executive Officer of the Realtysellers Group of Companies, a real estate brokerage firm. From 1997 to 2000, Mr. Dale was the President and Chief Executive Officer of Sportsco Corporation, a real estate and sports and entertainment company.

                             EXECUTIVE COMPENSATION

Summary of Compensation

    The following table sets forth all compensation earned during each of the last three completed fiscal years by the Chief Executive Officer, the Chief Financial Officer and each of the Corporation's three most highly compensated executive officers whose total salary and bonus exceeded CDN$150,000 during such year ("Named Executive Officers") other than the Chief Executive Officer and the Chief Financial Officer:

                                                             Annual
                                                      Compensation (1)(2)
                                                       Salary     Bonus
 Name and Principal Position                    Year     ($)       ($)
----------------------------                   --------------- -------
Henry Schnurbach                                2005   340,000     NIL
Chief Executive Officer                         2004   366,500     NIL
Polyair Inter Pack Inc.                         2003   251,011     498,583

Victor D'Souza (3)                              2005   226,000      33,000
Chief Operating Officer/CFO                     2004    80,900     NIL
Polyair Inter Pack Inc.                         2003       N/A     N/A

Alan Castle                                     2005   261,000     NIL
President, Packaging Sales and Marketing        2004   156,000      72,000
Polyair Packaging Division                      2003   188,915     214,906

Gary Crandall                                   2005   285,000     NIL
President, Pool Sales and Marketing             2004   284,900     NIL
Cantar Pool Products Division                   2003   241,580     138,320

Lew Coffin (3)                                  2005   188,000     NIL
Vice President, Manufacturing                   2004       N/A     N/A
Polyair Packaging Division                      2003       N/A     N/A

(1) Annual compensation stated herein does not include perquisites and other personal benefits. The aggregate amount of perquisites and other personal benefits received by each Named Executive Officer in any financial year does not exceed ten percent (10%) of the total of the annual salary and bonus of such Named Executive Officer for the financial year.

(2) While all monetary references in this table are in U.S. dollars, Messrs. Schnurbach, D'Souza and Castle actually receive their compensation in Canadian dollars. The references to their respective compensation in this table reflect the U.S. dollar equivalent thereof based on the currency exchange rate for the applicable fiscal year.

(3) Mr. D'Souza joined the Corporation on June 1, 2004. Mr. Coffin joined the Corporation on December 1, 2004.

Employment Agreements

    The Corporation has employment agreements with its Named Executive Officers.

    Mr. Schnurbach resigned his position as full time Chief Executive Officer, effective March 31, 2006 after providing the three months notice required under his then existing employment agreement. The Corporation entered into an agreement with him where he continues in his duties as a part-time President and Chief Executive Officer of the Corporation until such time as a full-time President and CEO is hired, but in no event later than June 30, 2006. His compensation for these services is $7,500 per month until June 30, 2006. He will also receive incentive payments in the event that the Corporation concludes the sale of certain of its businesses. Under this agreement the Corporation has agreed to allow Mr. Schnurbach to be an investor or advisor with one of the potential purchasers of these businesses.

    Mr. D'Souza's agreement calls for two months notice in the event that he resigns from the Corporation. If he is terminated without cause, he is entitled to a lump sum payment of six months salary. Also, he will receive incentive payments in the event that the Corporation concludes the sale or wind-down of certain of its businesses. In addition to his employment income, Mr. D'Souza receives directors fees in his capacity as a director on a number of the Corporation's subsidiaries.

    Messrs. Crandall and Castle have employment agreements that in addition to their salary entitle them to receive bonuses in the event that the earnings of their divisions exceed a certain threshold as determined from time to time by the Board of Directors. In addition, Mr. Crandall's employment agreement has been amended on February 2, 2006 to include a special payment in the event a change of control occurs in the Pool Division and the purchaser does not offer Mr. Crandall employment or Mr. Crandall chooses not to accept employment with the purchasers. No bonuses were awarded to these two officers in respect of the 2005 fiscal year. Both officers are entitled to receive two years salary in the event that their employment is terminated without cause.

    Mr. Coffin in addition to his salary is entitled to a one time $50,000 payment in two increments paid on January 1, 2006 and January 1, 2007, and up to a 35% bonus when business unit performance and individual objectives are met, with a minimum of $40,000 bonus payout.

Compensation of Directors

    Each director of the Corporation who is not a salaried officer or employee of the Corporation or its operating subsidiaries is entitled to a fee of US$18,500 per annum.

Option Grants During the Fiscal Year Ended October 31, 2005

    There were no options granted to any Named Executive Officer of the Corporation during the fiscal year ended October 31, 2005.

Options Exercised During the Fiscal Year Ended October 31, 2005

    Particulars of the options exercised by Named Executive Officers of the Corporation during the fiscal year ended October 31, 2005, as well as unexercised options held by such officers at the end of such fiscal year, are as follows:

                                                                  Aggregate
                                                               Value Realized                           Value of
                                                              (i.e. Difference                         Unexercised
                                                               between Market                         in-the-money
                                                                  Value of      Unexercised Options     Options at
                                                 Securities     Securities and   at Fiscal Year End     Fiscal Year end
                                                  Acquired      Exercise Price     Exercisable/        Exercisable/
                                     Date of     on Exercise    of Securities)     Unexercisable       Unexercisable
 Name                               Exercise         (#)          (CDN $)             (#)               (CDN$)
--------------------------------------------------------------------------------------------------------------------------
Henry Schnurbach............    April 6, 2005     160,000         536,000           NIL/NIL              NIL/NIL
Gary Crandall...............    April 7, 2005     110,000         393,800         32,500/NIL             NIL/NIL
Lew Coffin..................        N/A               N/A           N/A           NIL/20,000             NIL/NIL



       SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

    As of October 31, 2005, the Corporation's most recently completed financial year end, the Corporation's Stock Option Plan was the only equity compensation plan under which securities were authorized for issuance.

                                                                                                 Number of securities remaining
                                           Number of securities to be   Weighted-average         available for future issuance under
                                           issued upon exercise of      exercise price of        equity compensation plans
                                           outstanding options,         outstanding options      (excluding securities reflected
                                           warrants and rights          warrants and rightsin     column (a))
 Plan Category                                         (a)                   (b)                       (c)
--------------                              ------------------------ ------------------        ----------------------------------
Equity compensation plans approved
  by security holders.........................      241,400                8.33                     471,650

Equity compensation plans not approved
  by security holders.........................         N/A                  N/A                        N/A

  Total.......................................      241,400                8.33                     471,650


Indebtedness of Directors and Senior Officers

    None of the Directors or senior officers of the Corporation or their respective associates or affiliates is indebted to the Corporation.

Composition of Compensation Committee

    The Compensation Committee of the Corporation consists of two directors of the Corporation none of whom is an officer or employee or a former officer or employee of the Corporation or any of its subsidiaries except for Fred A. Litwin, who is Chairman of the Board of Directors of the Corporation and a former officer of a subsidiary of the Corporation. During the most recently completed financial year of the Corporation, membership of the Compensation Committee consisted of Robert Gerrity (Chair) and Fred Litwin.

Compensation Committee Report on Executive Compensation

    The Compensation Committee is responsible for approving the remuneration package of the senior officers of the Corporation including the Chief Executive Officer and the Named Executive Officers. The Compensation Committee may invite the Chief Executive Officer or other officers of the Corporation to attend meetings to provide advice and consultation as required.

Executive Compensation Strategy

    The remuneration package of the senior officers of the Corporation has four principal components: (i) base salary; (ii) annual bonus incentive programs;
(iii) long-term incentives, such as stock options; and (iv) a reasonable program of benefits and perquisites.

    The purpose of the executive compensation strategy is to: (i) attract and retain individuals who have demonstrated superior management ability, insight and judgement; (ii) motivate the performance of senior officers in order to achieve the Corporation's strategic objectives, and achieve excellence within their respective areas of operations; and (iii) align and encourage a close identification between the interest of senior officers and employees and the creation and maintenance of shareholder value.

    The Compensation Committee believes that the policy objectives of the Corporation will be enhanced when the components of compensation are commensurate with comparable levels of compensation of executives within a broad spectrum of companies engaged in those sectors in which the Corporation conducts its major operations. In this regard, from time to time, the Compensation Committee may engage consultants to provide analysis and advice regarding comparable levels of compensation of companies that carry on a similar business. The Compensation Committee also takes into account the fact that the Corporation is operating in a North American economy, which is particularly relevant for the establishment of base salaries of the senior executives of the Corporation for future years.

                                PERFORMANCE GRAPH

    The following graph shows a five (5) year comparison of the percentage change in the Corporation's cumulative total shareholder return on CDN$100 invested in its common shares on October 31, 2000 with the cumulative total return of the S&P/TSX Composite Index over the same period.

                  COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
         BETWEEN POLYAIR INTER PACK INC. AND THE S&P/TSX COMPOSITE INDEX

                           (PERFORMANCE GRAPH OMITTED)

                            S&P/TSX  Polyair Inter
Date                       Composite   Pack Inc.
----                      ----------------------
October 31, 2000            100.00       100.00
October 31, 2001             72.54        99.75
October 31, 2002             66.97       190.00
October 31, 2003             84.94       312.50
October 31, 2004             98.64       250.00
October 31, 2005            117.51       125.00
----------

* CDN$100 INVESTED ON 10/31/00 IN STOCK OR IN INDEX -- INCLUDING REINVESTMENT OF DIVIDENDS. FISCAL YEAR ENDING OCTOBER 31.

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

    Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Corporation. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.

    In fiscal 2005, the CSA finalized, and the Corporation became subject to, National Instrument 58-101 -- Disclosure of Corporate Governance Practices and National Policy 58-201 -- Corporate Governance which establish corporate governance guidelines which apply to all public companies. The following disclosure of the Corporation's approach to corporate governance outlines the various procedures, policies and practices that the Corporation and the Board of Directors have implemented to address all of the foregoing requirements and, where appropriate, reflect current best practices. The Corporation has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Corporation's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Corporation at its current stage of development, and therefore these guidelines have not been adopted.

Corporate Governance Guidelines

    To enhance the Corporation's commitment to maintaining a high standard of corporate governance, the Board of Directors adopted the Corporate Governance Guidelines in fiscal 2004. The Corporate Governance Guidelines assist the Board of Directors with respect to meeting the Corporation's corporate governance responsibilities. Among other things, the Corporate Governance Guidelines address the following matters:

    o Board Committees -- including maintaining an audit committee and a governance committee which must operate in accordance with applicable law, their respective charters as adopted and amended from time to time by the Board, and the applicable rules of the Toronto Stock Exchange and/or any other exchange or market on which the Corporation's securities are listed or traded;

    o Board Meetings -- including a requirement that the directors conduct executive sessions where non-management directors (i.e., directors who are not officers of the Corporation) meet without management participation. The chairman of the governance committee shall be the presiding director for each executive session;

    o Board's Relationship with Management -- including a requirement for the Board to provide each director with complete access to the management of the Corporation, subject to reasonable advance notice to the Corporation and reasonable efforts to avoid disruption of the Corporation's management, business and operations;

Board of Directors

    As at October 31, 2005, the Board of Directors was comprised of seven positions and it is proposed that the Board will continued to be comprised of seven positions during the course of the forthcoming period. Based on its full complement, the Board of Directors has concluded that five out of seven persons to be nominated as directors, will be "independent". The Board's determination as to each director's independence is made with reference to definitions under applicable securities laws and stock exchange regulations. Other than Fred Litwin, Chairman of the Corporation and Beth Satterfield, the remaining five directors of the Corporation will meet the definitions of independence under applicable securities laws and stock exchange regulations and are considered by the Board to be independent. Henry Schnurbach, the outgoing President and CEO of the Corporation, who will be stepping down as a director following the election of directors did not meet the definitions of independence. As a result, only four of the current directors are considered to be independent.

    The Corporation's largest shareholder, Glencoe Skydome Holdings, L.P., controls approximately 26.9% of the issued and outstanding voting securities of the Corporation. Fred A. Litwin, through his control of Consolidated Mercantile Incorporated as well as through his personal holdings beneficially owns or exercises control and direction over approximately 23.2% of the issued and outstanding voting securities of the Corporation. Under the terms of a shareholders' agreement, which was entered into on March 10, 2004 by Glencoe Skydome Holdings, L.P., Consolidated Mercantile Incorporated, Henry Schnurbach and Fred Litwin, Consolidated Mercantile Incorporated and Glencoe Skydome Holdings, L.P. have each agreed to vote their common shares of the Corporation in favor of the election of four nominees of Consolidated Mercantile Incorporated and three nominees of Glencoe Skydome Holdings, L.P. to the Board of Directors of the Corporation.

    Certain directors of the Corporation are also directors of other public corporations in Canada and in other jurisdictions. Messrs. Nayman and Litwin both serve as directors of Consolidated Mercantile Incorporated, a Canadian public corporation. Apart from these relationships, no director of the Corporation sits on the board of a public corporation on which another director of the Corporation also sits. The Board of Directors does not view these relationships as interfering in any way with the exercise of the independent judgment of these directors or affecting the proper function or operation of the Board. Mr. Nayman also serves as a director of Genterra Inc. and DoveCorp Enterprises Inc., both Canadian public corporations. Mr. Greenberg serves as a director of Astral Media Inc., a Canadian public corporation. Mr. Burgman currently serves as a director of Cross Shore Acquisition Corp., a U.K. public company. Mr. Gerrity serves as director of Standard Motor Products and Federal Signal Corporation, both of which are U.S. public companies. He was previously director of Harnichfeger Industries (now Joy Global Corporation) and Birmingham Steel, both of which made filings under the provisions of Chapter 11 of the U.S. Bankruptcy Code within the preceding ten years. For information regarding the compensation of directors, see "Executive Compensation -- Compensation of Directors".

Mandate of the Board

    The mandate of the Board, as prescribed by the Business Corporations Act (Ontario), is to manage or supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation. In doing so, the board oversees the management of the Corporation's affairs directly and through its audit committee and corporate governance committee. In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Corporation's overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure that the Corporation's proposed actions accord with shareholder objectives; reviewing succession planning; assessing management's performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders' equity interests through the optimum utilization of the Corporation's capital resources. The Board also takes responsibility for identifying the principal risks of the Corporation's business and for ensuring these risks are effectively monitored and mitigated to the extent reasonably practicable.

    In keeping with its overall responsibility for stewardship of the Corporation, the Board is responsible for the integrity of the Corporation's internal control and management systems and for the Corporation's policies respecting corporate disclosure and communication.

    Each member of the Board understands that he is entitled to seek the advice of an independent expert if he reasonably considers it warranted under the circumstances.

    The positions of Chairman and President and CEO are separate and distinct. The Board does not, and does not consider it necessary to, have any formal structures or procedures in place to ensure that the Board can function independently of management. The Board believes that its current composition, and composition after the election of the new director nominee at this Meeting, in which only one of seven are currently members of management and none out of the seven proposed directors will be members of management, is sufficient to ensure that the Board can function independently of management.

Nomination and Assessment

    The Board determines new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President/CEO. The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

    The Board does not, at present, have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant. Based on the Corporation's size, its stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process to be inappropriate at this time. The Board plans to continue evaluating its own effectiveness on an ad hoc basis. The current size of the Board is such that the entire Board takes responsibility for selecting new directors and assessing current directors. Proposed director's credentials are reviewed in advance of a Board Meeting with one or more members of the Board prior to the proposed director's nomination.

    The skills and knowledge of the Board of Directors as a whole is such that no formal continuing education process is currently deemed required. The Board is comprised of individuals with varying backgrounds, who are experienced in managing and maintaining operations of publicly traded companies. Board members have full access to the Corporation's records. Reference is made to the table under the heading "Election of Directors" for a description of the current principal occupations of the Corporation's Board.

Orientation and Continuing Education

    By ensuring that the Board members are properly informed of the business of the Corporation, the Board considers that it complies with this guideline. Newly appointed directors are provided with the Corporation's continuous disclosure documents and minutes of previous meetings of the Board. The Board ensures that prospective candidates fully understand the role of the Board and its committees and the contribution that individual directors are expected to make, including the commitment of time required. The Board ensures its members skills and knowledge are maintained for the performance of their necessary functions through self-assessment procedures that include the Compensation Committee's annual board nomination process.

Compensation of Directors

    The Corporation does not have a compensation committee for its board of directors. All matters relating to director compensation are dealt with by the Board of Directors acting as a whole.

Meetings of the Board and Committees

    The Board of Directors meets regularly to review the business operations and financial results of the Corporation. Meetings of the Board of Directors include regular meetings with management to review and discuss specific aspects of the operations of the Corporation. The Chair reviews the agenda for each Board meeting with management. The Board of Directors also functions independently of management by virtue of the meetings of the Audit Committee, Compensation Committee and the Corporate Governance Committee, each of which is comprised of directors who are not members of management. These committee meetings also serve as in camera executive sessions of the independent directors without management present. During the fiscal year ended October 31, 2005, the number of Board and committee meetings held and the attendance of directors at these meetings were as follows:

    o 7 Board meetings;

    o 11 Audit Committee meetings;

    o 3 Compensation Committee meetings; and

    o 2 Corporate Governance Committee meetings.

 Director               Board Meetings Committee Meetings
-------------------    ----------------------------------
Fred Litwin                   7                 5
Henry Schnurbach              7                 --
Sol Nayman                    6                10
Sid Greenberg                 7                10
Jon Burgman                   7                11
Robert Gerrity                6                 5
Beth Satterfield              2                 --
George Marton                 3                 --

    The Board meets at least quarterly to review, among other things, the performance of the Corporation. Results are compared and measured against a previously established plan and performance in prior years. The Board also holds a meeting each year to review and assess the Corporation's financial budget and business plan for the ensuing year and its overall strategic objectives. This process establishes, among other things, benchmarks against which the Board may measure the performance of management. Other meetings of the Board are called to deal with special matters as circumstances require.

Board Committees

    Currently, each of the Audit Committee, Compensation Committee and the Corporate Governance Committee are composed of non-management directors.

Audit Committee

    Currently, the members of the Audit Committee are Messrs. Jon Burgman, Sol Nayman and Sid Greenberg. The Audit Committee has direct communication channels with the Corporation's internal finance department to review issues as appropriate and meets directly with internal and external auditors of the Corporation on a regular basis. In January 2005, the Board of Directors adopted an Audit Committee Charter which is attached as a Schedule to the Corporation's annual information form that is available on SEDAR at www.sedar.com. The Audit Committee Charter outlines, among other things, the mandate of the Audit Committee to:

     o oversee the integrity of the Corporation's financial statements and financial reporting process;

     o oversee the qualifications and independence of the Corporation's external auditors;

     o    oversee the scope of the annual audit plan;

     o    oversee  the  work  of  the  Corporation's   financial   officers  and
          executives and external auditors; and

     o provide an open avenue of communication between the external auditors, the Board and management.

    In accordance with applicable securities laws and stock exchange regulations, each of the members of the Audit Committee is "financially literate." Mr. Burgman, who practiced as a CPA in Illinois until 1976 and whose professional experience included acting in the capacity of CFO for Culligan International and Director-Portfolio Management for Glencoe Capital, is considered to be a "financial expert". Each member of the Audit Committee has the ability to perform his responsibilities as an Audit Committee member based on their education and/or experience.

Corporate Governance Committee

    Currently, the members of the Governance Committee are Messrs. Fred Litwin and Robert Gerrity. Generally, the Governance Committee oversees and assesses the functioning of the Board of Directors and the committees of the Board of Directors and identifies and recommends qualified director candidates for election to the Board of Directors. During fiscal 2005, the Board of Directors adopted the Corporate Governance Committee Charter which outlines, among other things, the responsibilities of the Corporate Governance Committee with respect to developing and recommending to the Board of Directors the Corporation's approach to corporate governance, including developing a set of corporate governance principles and guidelines applicable to the Corporation. Annually, the Corporate Governance Committee will assess the size of the Board of Directors, the competencies, skills and personal qualities required of the Board of Directors as a whole and directors to possess in order to add value to the Corporation, and the competencies, skills and personal qualities of existing directors. Based on this assessment, the Corporate Governance Committee will consider whether to recommend any changes to the composition of the Board of Directors. When required, the Corporate Governance Committee will evaluate potential candidates for director having regard to the background, employment and qualifications of possible candidates and will consider whether the candidate's competencies, skills and personal qualities are aligned with the Corporation's needs. In accordance with its Charter, the Corporate Governance Committee has also implemented policies to enable an individual director to engage an outside advisor at the expense of the Corporation with the approval of the Corporate Governance Committee.

Compensation Committee

    Currently, the members of the Compensation Committee are Robert Gerrity (Chair) and Fred Litwin. Generally, the Compensation Committee reviews the Corporation's overall compensation philosophy and corporate succession and development plans at the executive officer level. It has responsibility for the establishment of the Corporation's compensation policy and its implementation through an effective compensation program. The Compensation Committee reviews the adequacy and form of directors' compensation annually, with a view to ensuring that such compensation realistically reflects the responsibilities and risk involved in being an effective director.

Position Descriptions

    While the Corporation has not developed written position descriptions for the chairs of the Board or of any committee of the Board, chairs of the Board and of its various committees are expected to supervise the activities of the Board and such committees and to ensure that the Board and such committees are taking all steps necessary to fulfill their respective mandates. The Board has a clearly defined mandate which imposes certain limits on the powers of management. The Board believes that it is responsible for overseeing the affairs of the Corporation and that the Chief Executive Officer is responsible for implementing the Corporation's strategic plan and business objectives as prepared by management and submitted to the Board annually. The Corporation has not developed a formal mandate for the Chief Executive Officer as it considers that the Chief Executive Officer's role is to implement the Corporation's plan and objectives. The Corporate Governance Committee will review the performance of the Chief Executive Officer annually.

Ethical Business Conduct

    While the Corporation has not developed a formal code of business conducts and ethics, other policies have been put in place in order to establish an environment whereby all directors, officers, employees, agents and representatives, including consultants, of the Corporation are guided by the following principals:

     o obey applicable laws and regulations governing the Corporation's business conduct;

     o    avoid all conflicts of interest between work and personal affairs;

     o    refrain from insider trading;

     o respect the rights of and deal fairly with the Corporation's customers, suppliers, competitors and employees, and not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practices;

     o avoid any discrimination or harassment against any group or individual, whether on the basis of race, colour, religion, national or ethnic origin, age, gender, sexual orientation, marital status, physical or mental disability, or on the basis of any other personal characteristics protected by law;

     o    strive to create a safe workplace and to protect the environment;

     o promote honest and accurate recording and reporting of information in order to make responsible business decisions;

     o    maintain the confidentiality of confidential information;

     o protect and preserve the Corporation's assets and ensure their efficient use;

     o avoid giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business; and

     o    cooperate in internal investigations of misconduct.

Response to Shareholders

    Management is available to shareholders to respond to questions and concerns on a prompt basis. The board believes that its communications with shareholders and the avenues available for shareholders and others interested in the Corporation to have their inquiries about the Corporation answered are responsive and effective.

Expectations of Management

    The board works closely with members of management. The board's access to information relating to the operations of the Corporation, through the membership on the board of directors of several key members of management and, as necessary, the attendance by other members of management at the request of the board, are key elements to the effective and informed functioning of the board of the Corporation.

    The board expects the Corporation's management to take the initiative in identifying opportunities and risks affecting the Corporation's business and finding means to deal with these opportunities and risks for the benefit of the Corporation. The board is confident that the Corporation's management responds ably to this expectation.

              INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

    The Corporation is party to certain agreements and transactions in the normal course of business with shareholders and companies related by common ownership.

    Professional consulting fees were paid or accrued to a company in which Fred Litwin, the Chairman and a director of the Corporation, has an interest.

    The Corporation entered into a put/call agreement with an entity related to Fred Litwin relating to the sale of a property that has industrial contamination. Additional information on the these transactions can be found in the Corporation's 2005 Annual information Form, 2005 Consolidated Financial Statements, and 2005 Annual Management Discussion and Analysis on www.sedar.com.

                             APPOINTMENT OF AUDITORS

    Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of BDO Dunwoody LLP as the auditor of the Corporation to hold office for the ensuing year at a remuneration to be fixed by the directors.

    On March 8, 2006, KPMG LLP, of Toronto, Ontario, the auditor (the "Former Auditor") of the Corporation since 1994, resigned as auditors. On May 1, 2006 BDO Dunwoody LLP, Chartered Accountants, of Toronto, Ontario, were appointed as the successor auditors (the "Successor Auditors") of the Corporation. The Former Auditor resigned on its own initiative. The Audit Committee of the Corporation considered and recommended to the Board of Directors acceptance of the resignation of the Former Auditor, and the Board of Directors of the Corporation considered and approved the acceptance of the resignation of the Former Auditor on May 1, 2006. The Audit Committee of the Corporation considered and recommended to the Board of Directors acceptance of the appointment of the Successor Auditor, and the Board of Directors of the Corporation considered and approved the acceptance of the appointment of the Successor Auditor on May 1, 2006. None of the Former Auditor's reports on any of the Corporation's financial statements relating to the Corporation's previous financial periods contained any reservation. There have been no "reportable events" (as defined in Section
4.11 of National Instrument 51-102 of the Canadian securities regulatory authorities) in respect of the Corporation for any previous financial periods. Applicable regulatory policy requires the Corporation, the Former Auditor and the Successor Auditors to file certain materials with securities regulatory authorities in light of the change of auditors and to include that material in the Information Circular. Copies of the materials in that regard are attached as Schedule "A".

Audit Fees

    Audit fees paid to KPMG totaled $330,000 in fiscal 2005 and $156,000 in fiscal 2004. Audit fees comprise professional services for the audit of the Corporation's annual financial statements, interim review procedures performed in connection with the Corporation's quarterly reports, and services normally provided in connection with the Corporation's statutory and regulatory filings which includes the audit of the tax provision and fees for accounting consultation and statutory audits of subsidiaries.

Audit-Related Fees

    Audit-related fees paid to KPMG totaled $66,000 in fiscal 2005 and $14,000 in fiscal 2004. These audit-related fees include fees associated with other accounting advisory and assistance services such as due diligence assistance, accounting consultation on proposed transactions and SOX advisory services.

Tax Fees

    Fees paid to KPMG for tax services, including tax compliance, tax advice and tax planning, totaled approximately totaled $163,000 in fiscal 2005 and $36,000 in fiscal 2004. In addition to the fees paid to KPMG, fees were paid to Mintz and Partners for tax services totalling $60,000 in fiscal 2005 and $102,000 in fiscal 2004.

                                     GENERAL

    Management knows of no matters to come before the Meeting or any adjournments thereof other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting or any adjournments thereof, the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

                             ADDITIONAL INFORMATION

    Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Securityholders may request copies of the Corporation's Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations by emailing their requests to sreay@polyair.com.

    Financial information is provided in the Corporation's Comparative Financial Statements and Management's Discussion and Analysis of Financial Condition and Results for its most recently completed financial year.

                               DIRECTORS' APPROVAL

    The contents and sending of this management information circular to shareholders of the Corporation have been approved by the Board of Directors.


                                                 BY ORDER OF THE
                                                 BOARD OF DIRECTORS

                                                 (/s/ Fred Litwin)

                                                 FRED LITWIN
                                                 Chairman

Toronto, Ontario
May 30, 2006

                                  SCHEDULE "A"

                          Notice of Change of Auditors

                                 (POLYAIR LOGO)

All Canadian Securities Commissions
The Toronto Stock Exchange

and to

KPMG LLP
Dear Sirs/Mesdames:

                         RE: NOTICE OF CHANGE OF AUDITOR

    In compliance with National Instrument 51-102 -- Continuous Disclosure Obligations ("NI 51-102"), please be advised as follows:

    1. KPMG LLP (the "Former Auditor") resigned as auditor of Polyair Inter Pack Inc. (the "Corporation") effective March 8, 2006. The Corporation has not yet appointed a successor auditor.

    2.     The Former Auditor resigned at its own initiative.

    3. The resignation of the Former Auditor was considered by the audit committee (the "Audit Committee") of the Corporation's board of directors (the "Board of Directors") and the Board of Directors.

    4. There were no reservations in the Former Auditor's report for any of the Corporation's financial statements relating to the relevant period.

    5. In the opinion of the Audit Committee and the Board of Directors, there is no "reportable event" within the meaning of NI 51-102.

DATED this 17th day of March, 2006.

ON BEHALF OF THE BOARD OF DIRECTORS
s/ "Fred Litwin"

FRED LITWIN
Chairman




       330 Humberline Drive, Toronto, Ontario M9W 1R5 o Tel: 416-679-6600
                              o Fax: 416-679-6610

                   Web sites: www.polyair.com o www.cantar.com

                                 (POLYAIR LOGO)

All Canadian Securities Commissions
The Toronto Stock Exchange

and to

KPMG LLP

                                     and to

BDO DUNWOODY LLP

Dear Sirs/Mesdames:

                         RE: NOTICE OF CHANGE OF AUDITOR

    In compliance with National Instrument 51-102 -- Continuous Disclosure Obligations ("NI 51-102"), please be advised as follows:

    1. KPMG LLP (the "Former Auditor") resigned as auditor of Polyair Inter Pack Inc. (the "Corporation") effective March 8, 2006.

    2. The Former Auditor resigned at its own initiative. On March 17, 2006, the Corporation filed a Notice of Change of Auditors in compliance with NI 51-102. At the time of such filing, the Corporation had not yet appointed a successor auditor. On May 1, 2006, the Corporation appointed BDO Dunwoody LLP (the "Successor Auditor") as its new auditor.

    3. The resignation of the Former Auditor and the appointment of the Successor Auditor was considered by the audit committee (the "Audit Committee") of the Corporation's board of directors (the "Board of Directors") and the Board of Directors.

    4. There were no reservations in the Former Auditor's report for any of the Corporation's financial statements relating to the relevant period.

    5. In the opinion of the Audit Committee and the Board of Directors, there is no "reportable event" within the meaning of NI 51-102.

DATED this 23rd day of May, 2006.

ON BEHALF OF THE BOARD OF DIRECTORS
s/ "Fred Litwin"
FRED LITWIN
Chairman




       330 Humberline Drive, Toronto, Ontario M9W 1R5 o Tel: 416-679-6600
                              o Fax: 416-679-6610
                   Web sites: www.polyair.com o www.cantar.com

(KPMG LETTERHEAD)

All Canadian Securities Commissions
Toronto Stock Exchange
Dear Sirs/Mesdames:

Re: Notice of Change of Auditors of Polyair Inter Pack Inc.

     We have read the Notice of Polyair Inter Pack Inc. dated March 17, 2006 and are in agreement with the statements contained in such Notice.

Yours very truly,

(-s- KPMG LLP)
Chartered Accountants
Toronto, Canada
March 27, 2006




       KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

(BDO DUNWOODY LOGO)    BDO Dunwoody LLP         Royal Bank Plaza
                       Chartered Accountants    P.O. Box 32
                       and Advisors             Toronto Ontario Canada M5J 2J8
                                                Telephone: (416) 865-0200
                                                Telefax: (416) 865-0887
                                                www.bdo.ca

May 25, 2006

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador Nova Scotia Securities Commission Ontario Securities Commission Prince Edward Island Securities Office L'Autorite des marches financiers Saskatchewan Financial Services Commission Securities Registry, Government of the Northwest Territories Registrar of Securities, Government of the Yukon Territories Legal Registries Division, Government of Nunavut The Toronto Stock Exchange Dear Sirs/Mesdames:

Re: Polyair Inter Pack Inc. -- Change of Auditors

    As required by National Policy Statement 51-102 -- Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditors of Polyair Inter Pack Inc. dated May 23, 2006 (the "Notice") and, based on our knowledge of such information at this time, we agree with the information contained in the Notice.

Yours truly,

(/s-/BDO Dunwoody LLP)
Chartered Accountants
Joseph Gipp, C.A.
Partner






    BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario

3. CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED APRIL 29, 2006 AND APRIL 30, 2005 (unaudited)















                 Consolidated Interim Financial Statements

                 POLYAIR INTER PACK INC.

                 Three and six months ended April 29, 2006 and April 30, 2005

                 Unaudited

POLYAIR INTER PACK INC.
Consolidated Interim Balance Sheets
(In thousands of U.S. dollars)

Unaudited

------------------------------------------------------------------------------------------------------------
                                                                     As at            As at            As at
                                                                   April 29,      October 31,        April 30,
                                                                     2006             2005             2005
------------------------------------------------------------------------------------------------------------
Current Assets:
      Cash                                                       $      71        $     183       $     590
      Accounts receivable, net                                      13,304           23,264          47,726
      Due from joint venture                                            33               38             743
      Inventory                                                     12,902           28,421          44,139
      Prepaid expenses and other                                     1,558            2,565           3,269
      Income taxes receivable                                          580            1,953           4,618
      Future income tax                                                768            1,422           1,215
      Assets held for sale                                          54,047                -               -
      ------------------------------------------------------------------------------------------------------
                                                                    83,263           57,846         102,300

Property, plant and equipment, net (note 3)                         35,790           38,749          42,076

Future income tax                                                    1,513            1,969           1,749

Intangible and other assets, net (note 3)                            2,758            2,800           1,490
Assets held for sale                                                 3,158                -               -
------------------------------------------------------------------------------------------------------------
                                                                 $ 126,482        $ 101,364       $ 147,615
------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
      Bank indebtedness                                           $ 49,078         $ 21,096        $ 54,109
      Accounts payable and accrued liabilities                      37,813           31,685          31,545
      Due to joint venture                                             119                -               -
      Income taxes payable                                             146              113           1,087
      Current portion of long-term debt                             18,419           20,161          13,639
------------------------------------------------------------------------------------------------------------
                                                                   105,575           73,055         100,380

Other long-term liabilities                                            356                -               -
Long-term debt                                                           0                -           7,962
Convertible note                                                       765              876             980
Future income tax                                                    2,903            3,720           4,626
------------------------------------------------------------------------------------------------------------
                                                                     4,024            4,596          13,568

Shareholders' equity:
      Convertible debt                                               4,513            4,343           4,157
      Capital stock                                                 13,183           13,183          13,009
      Contributed surplus                                              288              212             100
      Retained earnings / (deficit)                                 (4,869)           2,821          14,186
      Cumulative translation account                                 3,768            3,154           2,215
------------------------------------------------------------------------------------------------------------
                                                                    16,883           23,713          33,667
      Basis of presentation (note 1)
------------------------------------------------------------------------------------------------------------
                                                                 $ 126,482        $ 101,364       $ 147,615
------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

POLYAIR INTER PACK INC.
Consolidated Statements of Income and Retained Earnings
(In thousands of U.S. dollars, except per share amounts)
Three and six months ended April 29, 2006 and April 30, 2005

Unaudited

----------------------------------------------------------------------------------------------------
                                                       3 MONTHS ENDED             6 MONTHS ENDED
                                                     April 29,   April 30,      April 29,   April 30,
                                                        2006       2005            2006        2005
-------------------------------------------------------------------------------------------------
Sales                                                $ 29,907   $ 28,149        $ 59,253    $ 57,551
Cost of sales                                          25,763     22,950          52,693      48,479
-------------------------------------------------------------------------------------------------

Gross profit                                            4,144      5,199           6,560       9,072
Selling, general and administrative expenses            5,176      5,377           9,798      10,163
Net interest expense and other                            450        977             936       1,506
-----------------------------------------------------------------------------------------------------
Loss before income taxes                               (1,482)    (1,155)         (4,174)     (2,597)

Income taxes (recovery):
                                Current                    92       (209)             83        (613)
                                Future                   (657)      (211)         (1,295)       (292)
-----------------------------------------------------------------------------------------------------
                                                         (565)      (420)         (1,212)       (905)
-----------------------------------------------------------------------------------------------------
Net Loss for the period from
      continuing operations                            $ (917)    $ (735)       $ (2,962)   $ (1,692)
Net Loss from discontinued
      operations, net of tax (note 7)                  (1,382)      (866)         (4,635)     (2,721)

Net Loss                                               (2,299)    (1,601)         (7,597)     (4,413)

Retained earnings (deficit), beginning of period       (2,567)    15,797           2,821      18,648

Convertible note charge                                    (3)       (10)            (93)        (49)

-----------------------------------------------------------------------------------------------------
Retained earnings (deficit), end of period           $ (4,869)  $ 14,186        $ (4,869)   $ 14,186
-----------------------------------------------------------------------------------------------------

Net loss per share from continuing operations
                                    Basic             $ (0.14)   $ (0.12)        $ (0.45)    $ (0.27)
                                    Diluted           $ (0.14)   $ (0.12)        $ (0.45)    $ (0.27)
Net loss per share from discontinued operations
                                    Basic             $ (0.20)   $ (0.13)        $ (0.68)    $ (0.42)
                                    Diluted           $ (0.20)   $ (0.13)        $ (0.68)    $ (0.42)
Net loss per share
                                    Basic             $ (0.34)   $ (0.25)        $ (1.13)    $ (0.69)
                                    Diluted           $ (0.34)   $ (0.25)        $ (1.13)    $ (0.69)
----------------------------------------------------------------------------------------------------

Weighted average number of shares outstanding
                                    Basic           6,797,250  6,532,785       6,797,250   6,526,107
                                    Diluted         6,797,250  6,532,785       6,797,250   6,526,107
--------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements

POLYAIR INTER PACK INC.
Consolidated Interim Statements of Cash Flows
(In thousands of U.S. dollars)
Three and six months ended April 29, 2006 and April 30, 2005

Unaudited
--------------------------------------------------------------------------------------------------------
                                                       3 MONTHS ENDED                 6 MONTHS ENDED
                                                 April 29,     April 30,         April 29,    April 30,
                                                     2006        2005              2006         2005
--------------------------------------------------------------------------------------------------------
Operating activities:
Net loss                                          $ (2,299)   $ (1,601)        $ (7,597)   $ (4,413)
  Items which do not involve cash:
    Depreciation and Amortization                    1,512       2,048            3,460       4,013
    Writedown of Property, plant and equipment,
         intangible assets and inventory
         related to discontinued operations          1,634           -            2,082           -
     Stock based compensation                           38          17               75          17
     Future income taxes                            (1,116)       (445)          (2,592)       (542)
     Other                                              42           -               21           -
  Change in non-cash operating working capital:
     Accounts receivable                           (22,268)    (18,356)         (24,370)    (23,314)
     Inventory                                       3,697         665               56      (2,977)
     Prepaid expenses and other                       (614)        (19)            (482)       (693)
     Accounts payable and accrued liabilities        1,953      (5,954)           5,348      (2,441)
     Income taxes payable(receivable)                   41        (603)             136      (2,339)
  Interest on convertible debenture                    (56)        (36)            (112)        (82)
====================================================================================================
                                                   (17,436)    (24,284)         (23,975)    (32,771)

Investing activities
  Purchase and deposits on equipment                (1,142)     (1,790)          (1,850)     (4,002)
  Proceeds from sale of equipment                      100          49              118          49
  Due to joint venture                                 340          96              449           3
  Other                                                  -         (39)            (266)       (130)
----------------------------------------------------------------------------------------------------
                                                      (702)     (1,684)          (1,549)     (4,080)

Financing activities:
   Increase in long-term debt                             -           -                -       1,741
   Repayment of long-term debt                       (1,046)     (2,988)          (2,100)     (3,997)
   Net increase in bank indebtedness                 18,888      27,624           27,052      35,755
   Stock options exercised                                -       1,540                -       1,543
----------------------------------------------------------------------------------------------------
                                                     17,842      26,176           24,952      35,042

Effect of currency translation on cash balances         317        (292)             460         113
----------------------------------------------------------------------------------------------------

Increase (decrease) in cash                              21         (84)            (112)     (1,696)
Cash, beginning of period                                50         674              183       2,286

----------------------------------------------------------------------------------------------------
Cash, end of year period                           $     71    $    590         $     71    $    590
====================================================================================================

Supplemental cash flow information:
  Interest paid                                    $  1,129    $    932         $  2,012    $  1,645
  Net income taxes paid                            $     34    $    143         $     22    $    291

The accompanying notes are an integral part of these consolidated financial statements.

POLYAIR INTER PACK INC.
Notes to Consolidated Interim Financial Statements
(In thousands of U.S. dollars, except where noted)
Three and six months ended April 29, 2006 and April 30, 2005

Unaudited
-------------------------------------------------------------------------------


1.      Basis of presentation:

       In 2006 the Company and its lenders agreed on several amendments to the terms of its credit facilities. In the early part of the second quarter, the lenders amended financial covenants to accommodate losses incurred as at January 29, 2006 and they extended the $5 million interim working capital line to May 15th, 2006. Subsequent to this amendment, further amendments were made wherein the lenders agreed to amend the repayment schedule for the interim working capital facility to $2.5 million on May 15th, $1.0 million on May 30 and the balance on July 31, 2006. The lenders also amended the covenants to exclude certain restructuring costs and asset write downs that may result with the sale of the Pool division. Following these amendments, the Company was in compliance with all debt covenants as at April 29, 2006. The Company's ongoing ability to meet its amended covenants is dependent on an improvement in its profitability. At April 29, 2006 this improvement was not clearly established and it is therefore likely that in future periods the Company may not be able to meet the minimum earnings level in order for it to be in full compliance of its revised covenants. The Company has determined that until a return to this required level of profitability has been established it is appropriate to continue to classify the term loans provided by these lenders as current. Under the terms of the Company's lending agreements, violation of these financial covenants constitutes an event of default, which enables the lenders to demand repayment on the bank indebtedness, trigger cross defaults on the term loans thereby allowing the lenders to demand repayment of these loans, as well as take possession of the collateral security, as described in notes 9 and 10 of the Consolidated Financial Statements for the year ended October 31, 2005.

       These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to meet its financial covenant tests and generate positive cash flows from operations. In order for this to be realized the Company is dependent upon the continued support of the Company's lenders, positive cash flows from alternative financing options including the sale of its non-packaging business and real estate, and increased profitability of the Company's packaging segment, which is sensitive to the volume and price of packaging products sold, freight costs, and the cost of resin (a significant component in the packaging business). If these assumptions are not met, the Company may not be able to realize its assets and discharge its liabilities in the normal course of operations. If the going concern assumption is not appropriate for these consolidated interim financial statements, adjustments would be necessary in the carrying value of assets and liabilities and the reported revenues and expenses.

       The Company is in the process of seeking buyers for the assets of its Pool division. Subsequent to the end of the second quarter of 2006, the Company entered into an agreement to sell the pool accessories business of its Pool division (note 9) and it will continue to pursue the sale of the remainder of the Pool division. The sale of the accessories business and discussions on the remaining units indicate that certain assets would likely be sold for lower than their carrying amounts. To the extent satisfactory offers are received and the assets of the Pool division are sold, the Company will operate with its Packaging division as its principal business. Management expects that the outcome of this sale process will be known in the next several months. Accordingly, the assets and operating results of the Pool division in 2006 have been classified as discontinued operations.

2.     Significant accounting policies:

       These Consolidated Interim Financial Statements do not contain all disclosures required by Canadian general accepted accounting principles "GAAP" and therefore, should be read in conjunction with the Company's Consolidated Financial Statements for the year ended October 31, 2005. These financial statements have been prepared in accordance with Canadian GAAP using the same accounting policies as were applied in the Consolidated Financial Statements for the year ended October 31, 2005.

3.     Assets held for Sale:

       Subsequent to the end of the second quarter, the Company entered into an agreement to sell the pool accessories unit of its Pool division. The Company sold inventory, equipment and intellectual property associated with this business for total consideration that was less than the book value of these assets. To reflect the valuation ascribed by this transaction, the pool accessories inventory and equipment was written down by a total of $1.5 million in the second quarter.

4.     Property Plant and Equipment, and Intangible Assets:

       In the fourth quarter of 2005, as a result of substantial losses incurred in the Pool division, the Company evaluated the division's Property, plant and equipment to determine if the carrying value exceeded their projected undiscounted future cash flows. The Company determined that it was appropriate to reduce the carrying value of these assets and recognized an impairment charge in the fourth quarter. In the second quarter of 2006 a further impairment charge of $148 was made to reflect the selling value of machinery and equipment sold subsequent to the end of

4.     Property Plant and Equipment, and Intangible Assets (Continued):

       the second quarter. Consistent with this treatment, capital expenditures of $277 incurred by the Pool division in the first and second quarter of 2006 were fully expensed. Additionally, in the first and second quarter of 2006, the Company recognized an impairment charge of $304 for intangible assets related to the Pool division. These charges totalling $729 have been included in the calculation of Net Loss from Discontinued Operations.

5.     Segmented information:

       The Company currently manufactures and markets packaging and pool products; however, once the sale of the pool products segment is completed, the Company will continue to operate with its packaging products segment as its principal business. As a result, the comparable 2005 segment numbers have been reclassified to conform to the 2006 presentation. In its packaging products segment, the Company operates principally in the United States and Canada.

       By geographic region:

-------------------------------------------------------------------------------------------------------------------
                                                        3 MONTHS ENDED                      6 MONTHS ENDED
                                                    April 29,         April 30,         April 29,         April 30,
                                                         2006              2005              2006              2005
--------------------------------------------------------------------------------------------------------------------
Sales from continuing operations:
       United States                                 $ 24,423          $ 23,347          $ 47,966          $ 47,447
       Canada                                           5,484             4,802            11,287            10,104
--------------------------------------------------------------------------------------------------------------------
                                                     $ 29,907          $ 28,149          $ 59,253          $ 57,551
====================================================================================================================

-------------------------------------------------------------------------------------------------------------------
                                                                                        AS AT
                                                                                        April 29,        April 30,
                                                                                             2006             2005
------------------------------------------------------------------------------------------------------------------

Property, plant, equipment and goodwill in continuing operations
       United States                                                                      $19,099          $19,156
       Canada                                                                              17,649           17,146
-------------------------------------------------------------------------------------------------------------------
                                                                                          $36,748          $36,302
===================================================================================================================

       By operating segment:

-------------------------------------------------------------------------------------------------------------------
                                                        3 MONTHS ENDED                      6 MONTHS ENDED
                                                    April 29,        April 30,          April 29,        April 30,
                                                         2006             2005               2006             2005
-------------------------------------------------------------------------------------------------------------------
Depreciation and amortization:
       Packaging products                             $ 1,506          $ 1,891            $ 3,454          $ 3,687
       Pool products                                        6              157                  6              326

-------------------------------------------------------------------------------------------------------------------
                                                      $ 1,512          $ 2,048            $ 3,460          $ 4,013
===================================================================================================================


--------------------------------------------------------------------------------------------------------------------

Capital expenditures:
        Packaging products                               $ 1,010         $ 1,740           $ 1,573          $ 3,482
        Pool products                                        132              50               277              520
--------------------------------------------------------------------------------------------------------------------
                                                         $ 1,142         $ 1,790           $ 1,850          $ 4,002
====================================================================================================================


6.     Related party transactions:

       During the quarter the Company paid or accrued $45 for management fees under a consulting agreement that expires on July 1, 2009 to a company of which a director and officer is related to a director and significant shareholder of Polyair Inter Pack Inc.

       As previously discussed in the Company's Consolidated 2005 Financial Statements, the Company is party to a Put/Call agreement, on a property that has industrial contamination, with a company controlled by a director and significant shareholder. The Company had reported in its first quarter that it had entered into a sale and leaseback of this property with an unrelated third party. The sale and leaseback agreement was subject to financing and environmental due diligence conditions; these conditions were not satisfied and the conditional agreement has been terminated.

7.      Discontinued operations:

       The Company is in the process of seeking buyers of the Pool division in order to dispose of the assets and business of the Pool division. Discussions are underway with several potential purchasers and subsequent to the end of the second quarter the Company entered into an agreement to sell the pool accessories unit of the Pool division. The Company expects that the disposal of the remainder of the division will be completed within one year. As the criteria to report the segment as a discontinued operation has been met, the operating results of the Pool Products business segment have been classified as a discontinued operation and comparative figures have been restated.

       During the six month period ended April 29, 2006, the Company recorded an operating loss of $4,635 (2005 - $2,721) net of an income tax recovery of $1,281 (2005 - $1,644) in respect of the Pool Products business. Net revenues applicable to the Pool Products business were $38,582 (2005 - $42,532).


8.       Contingencies:


       In the course of operations, the Company may be subject to litigation, claims and disputes. One of these disputes involves the Company's previous insurer who is claiming premiums for prior years, which potentially could amount to $1 million. The Company does not agree with the basis of the claim and believes the amount owed for prior years' premiums is substantially less. It is not possible to determine the amounts that may be ultimately assessed against the Company with respect to any existing or potential claims. Once the value of any claims can be determined with some certainty, they will be recorded in the Company's financial results at such time.

9.        Subsequent events:

        Subsequent to the end of the second quarter the Company entered into an agreement to sell the pool accessories business of its Pool division to a company of which a current employee is a shareholder. The Company sold inventory, equipment and intellectual property associated with this business for total consideration that was less than the book value of these assets. The purchaser has also assumed certain employees of the Pool division and as a result, severance costs associated with the sale were reduced. The equipment associated with the sale was written down in the fourth quarter of 2005 and further written down in the second quarter of 2006. The Company has also booked a charge against its second quarter earnings to reflect the write down taken on the inventory sale.

10.      Comparative figures:

        The 2005 Consolidated Interim Financial Statements have been reclassified from statements previously presented to conform to the presentation of the 2006 Consolidated Interim Financial Statements.

4. MANAGEMENT'S DISCUSSION AND ANALYSIS

Polyair Inter Pack Inc.
Three and Six months ended April 29, 2006
Management's Discussion and Analysis
This following management's discussion and analysis ("MD&A") contains a review of the financial conditions, results of operations, liquidity and capital resources of Polyair Inter Pack Inc. (the "Company") for the three and six months ended April 29, 2006. It also provides an update on other aspects covered in detail in the 2005 annual MD&A, such as the Company's business, its development strategy, business risks that the Company faces, and critical accounting estimates. This MD&A should be read in conjunction with the Company's April 29, 2006 unaudited second quarter financial statements and the 2005 annual MD&A. The Company's unaudited, quarterly financial results for the reporting periods ended 2006 and 2005 can be accessed on SEDAR (www.sedar.com) in Canada and on EDGAR (www.sec.gov/edgar.shtml) in the United States. The Company's Annual Information Form for the year ended October 31, 2005 and October 31, 2004 can also be accessed on SEDAR (www.sedar.com). This report contains information that will enable a better understanding of the Company's financial statements and should be read in conjunction with these documents.

In this document and in the Company's financial statements, unless otherwise noted, all financial data is prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All amounts, unless specifically identified as otherwise, both in the financial statements and this MD&A are expressed in US dollars.

Forward-Looking Statements:
Management's Discussion and Analysis contains forward-looking statements, including statements concerning possible or assumed future results of operations of the Company. Forward-looking statements typically involve words or phrases such as "believes", "expects", "anticipates", "intends", "foresee", "estimates" or similar expressions. Forward-looking statements are based on current expectations of management and involve risks and uncertainties that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. The forward-looking statements contained herein are based on information available as of June 12, 2006. Polyair Inter Pack Inc. expressly disclaims any obligation to publicly update or alter any forward-looking statements contained herein.

Corporate Overview

Polyair Inter Pack Inc. ("Polyair" or the "Company") manufactures products for the protective packaging and the swimming pool industries. The Packaging division sells its products principally in North America to distributors and retailers who service a wide variety of end users. The Pool division serves distributors and retailers in North America and in 2005 exported approximately 16% (2004-15%) of its products outside of North America.

In late 2005, Polyair Board of Directors reaffirmed the Company's business strategy in the protective packaging industry and determined that it would explore the sale of the Company's Pool division. As a result, it received several expressions of interest and entered into negotiations with prospective purchasers. These negotiations did not materialize into a sale of the entire Pool division due to the inadequacy of the consideration being offered or the inability of the purchasers to obtain adequate financing. In the second quarter, the Company received expressions of interest from parties interested in acquiring individual business units of the Pool divison and commenced negotiation for the sale of the assets. Subsequent to the quarter end the Company reached an agreement for the sale of it pool accessories business and management is working towards expediting the completion of this sale. After effecting this sale, the Pool Divison will be left with two remaining product groups and the Company is actively engaged in soliciting prospective buyers for these assets. To the extent that the Company concludes a sale of the remainder of its Pool division, it will operate with its Packaging division as its principal business. As a result, the Pool division has been presented as a discontinued operation beginning in the first quarter 2006 interim financial statements

The Packaging division over the last two years has been consolidating its Toronto manufacturing facilities from three facilities to a single plant. The division now manufactures its products in two Canadian and seven US plants. Management believes that capital expenditures incurred over the last two years should result in improvements in production efficiency and capacity. The principal raw material used in this division's manufacturing is polyethylene resin and it sources the material from several North American suppliers. Product development is focused on providing more specialized protective packaging solutions to the marketplace and it is undertaken in-house and through joint ventures and licensing arrangements. Sales of protective packaging materials are typically not subject to seasonal variation, although, the fourth quarter is generally the strongest.

Second quarter ended April 29, 2006 -
Review of consolidated operating results

Sales from continuing operations

-----------------------------------------------------------------------------------------------------------
(In `000s of USD )    3 months      %      3 months      %         6 months      %      6 months      %
                        ended     Sales      ended     Sales         ended     Sales      ended     Sales
                      April 29,            April 30,               April 29,            April 30,
                         2006                 2005                    2006                 2005
                     ------------         ------------            ------------         ------------
United States           $ 24,423   82%       $ 23,347   83%          $ 47,966   81%       $ 47,447   82%
Canada                     5,484   18%          4,802   17%            11,287   19%         10,104   18%
                     ------------         ------------            ------------         ------------
Total                   $ 29,907   100%      $ 28,149  100%          $ 59,253   100%      $ 57,551  100%
                     ============         ============            ============         ============

-----------------------------------------------------------------------------------------------------------


Three months ended April 29, 2006
Packaging sales were 6% higher in the second quarter of 2006 as compared to the same period in 2005. In general, selling prices for most product groups increased by 5-8% as a result of price increases announced earlier in October and December 2005. Volumes were approximately 5% lower for most product lines with the exception of product purchased for use in the Company's airspace equipment which experienced a sharper decline, and insulation sales where good growth was recorded. The Company's air space equipment is being replaced with a newer model and consequently management anticipates increased sales of its airspace products .

The Division's business ventures continued to grow. Sales of Cross-Linked Foam, manufactured by PXL Cross Linked Foam Corporation ("PXL"), a joint venture of the Company, increased by $0.4 million or 34% from 2005. Sales of PSC Moulding Corporation, a polystyrene packaging manufacturer controlled by the Company were approximately 17% higher in the second quarter of 2006 than in the comparable period in 2005. In addition VCI 2000, the Company's new joint venture established in 2005 to market Vapour Corrosion Inhibitor film, commenced operations in the first quarter of 2006 and has generated approximately $0.5 million of sales during the second quarter of 2006.

Six months ended April 29, 2006
Sales in the first six months of 2006 were 3% higher compared to results reported in 2005. The strengthening Canadian dollar contributed $0.4 million of this increase. The Division announced price increases that took effect in October and December 2005. Volumes were lower in the first quarter of 2006 versus 2005 by approximately 10%; the Company successfully increased volumes in the second quarter so that on a year to date basis sales volumes were only 5% lower compared to the same period last year.

Gross profit from continuing operations

-----------------------------------------------------------------------------------------------------------
(In `000s of USD )    3 months      %      3 months      %         6 months      %      6 months      %
                        ended     Sales      ended     Sales         ended     Sales      ended     Sales
                      April 29,            April 30,               April 29,            April 30,
                         2006                 2005                    2006                 2005
                     ------------         ------------            ------------         ------------
Gross profit*         $ 4,144      14%    $ 5,199       18%        $ 6,560       11%   $ 9,072   16%

-----------------------------------------------------------------------------------------------------------

* Gross profit is not a recognized measure under Canadian Generally Accepted Accounting Principles and readers are cautioned that Gross profit should not be considered as an alternative to net income (loss) or cash from operating activities as an indicator of the Company's performance or cash flows. The Company's method for calculating gross profit may differ from other companies and may not be comparable to measures used by other companies. Gross profit is net income (loss) before selling, general and administrative expenses, net interest expenses and other, non-controlling interest, and income taxes.

Three months ended April 29, 2006
Gross profit as a percentage of sales in the Packaging division declined to 14% from 18% in the second quarter of 2005. Compared to the first quarter of 2006, gross margins improved from 8% to 14%. The Packaging Division's principal raw material is polyethylene, and its cost was higher in the first quarter of 2006 than in the second quarter as the Company received resin purchased in the after-math of supply disruptions caused by hurricanes in the US gulf coast last year. During the second quarter, resin prices declined by approximately 7% from the first quarter but remained 18% higher compared to the second quarter of 2005. The Company has implemented price increases that have partially offset the higher cost of resin. However, the Company has experienced lower sales volumes on a year over year basis and the resulting lower absorption of overhead has reduced gross margins compared to second quarter of 2005.

The gross profit deterioration of $1.1 million in the second quarter of 2006 as compared to the same period last year was also due to the following factors:

o Product mix: Sales of the Company's airspace product line were lower in the quarter compared to the second quarter of 2005. This product line typically has higher gross margins than the Company's other core product lines. The Company is launching its Airspace 9000 series and expects that it will improve its airspace sales in late 2006. Sales of mailers, another higher margin product line, were also lower due to timing of retail orders. The lower sales in these two product lines were offset by higher foam and bubble sales which typically have lower margins.
o Material costs: During the first quarter of 2006, the Company closed its Rexdale film manufacturing facility resulting in an increase of film costs by $0.6 million due to outsourcing. The Company intends to redeploy some of these assets previously used in the Rexdale plant next year in 2007 when it establishes a facility to manufacture lamination films and VCI films.
o Overhead costs and labor costs: The closure of the Rexdale film plant in the first quarter of 2006 reduced the Company's overhead and labor costs. However these savings were partially offset by wage increases and the impact of the stronger Canadian dollar.

Six months ended April 29, 2006
Gross profit as a percentage of sales declined to 11% from 16% in the first six months of 2005. Resin prices in the first quarter were substantially higher than those reported in the same period last year and the company increased its selling prices in an attempt to preserve its profit margins. However, the price increases impacted negatively on product volumes with a resulting lower overhead absorption and reduced margins in the first quarter. As stated earlier, volumes increased in the second quarter and gross margins improved from 8% in the first quarter to 14% in the second quarter of 2006.


Selling, general and administrative expenses from continuing operations

-----------------------------------------------------------------------------------------------------------
(In `000s of USD )            3 months     %    3 months      %       6 months     %     6 months     %
                                ended    Sales    ended     Sales       ended    Sales    ended     Sales
                              April 29,         April 30,             April 29,         April 30,
                                 2006              2005                  2006              2005
                              ----------        ----------           ------------       -----------
Selling                         $ 2,501   8%      $ 2,183    8%          $ 4,756   8%      $ 4,574   8%
General and administrative        2,675   9%        3,194   11%            5,042   9%        5,589   10%
                              ----------        ----------           ------------       -----------
                                $ 5,176   17%     $ 5,377   19%          $ 9,798  17%     $ 10,163   18%
                              ==========        ==========           ============       ===========

-----------------------------------------------------------------------------------------------------------


General and administrative expenses decreased in 2006 due to lower professional fees and due to the fact that the 2005 expenses included a significant provision for bad debts. Beginning in the first quarter of 2006 the Company reported the results of its Pool division as a discontinued operation.

Corporate overhead expenses which were previously reported on the basis of a prorated allocation between the Packaging and Pools divisions have now been adjusted such that general corporate overhead expenses are charged only against the Packaging division as required under the Emerging Issues Committee document EIC-161.

Net interest expenses and other, incomes taxes from continuing operations

-------------------------------------------------------------------------------------------------
(In `000s of USD )                 3 months        3 months         6 months        6 months
                                     ended           ended           ended            ended
                     April 29, April 30, April 29, April 30,
                                      2006            2005            2006             2005
                                -----------------------------------------------------------------
Interest on debt                    $ 673            $ 593        $ 1,195          $ 1,043
Amortization of deferred               18               56             59              114
       finacing costs
Unrealized foreign exchange
 loss (gain)                         (119)             256           (238)             234
Non-controlling interest and other   (122)              72            (80)             115
                                ----------      -----------     ----------       ----------
Total interest expense and other      450              977            936            1,506
Income taxes (recovery)              (565)            (420)        (1,212)            (905)

-------------------------------------------------------------------------------------------------


Net interest expense and other in the second quarter of 2006 was reduced by an unrealized foreign exchange translation gain of $0.2 million as a result of the strengthening of the Canadian dollar relative to the US dollar. Interest on long-term debt increased from the second quarter of 2005 as a result of increases in the prime rate that occurred during 2005 and 2006 and due to higher spreads the company is being charged under terms of its bank line which was renewed in October 2005 and then further amended during 2006.

The Company is subject to different taxes on income earned in the US and Canada and its effective income tax rate fluctuates depending upon the geographic source of its earnings. The effective income tax recovery rate on losses from continuing operations in the second quarter of 2006 was 38.1% compared with 36.3% of net loss before income taxes in the second quarter of 2005. The rate change is due primarily to changes in the Company's profitability among its various taxing jurisdictions.

Net loss and loss per share from continuing operations

---------------------------------------------------------------------------------------------------------------------------
(In `000s of USD )                                          3 months          3 months           6 months       6 months
                                                             ended              ended             ended          ended
                                                           April 29,          April 30,         April 29,      April 30,
                                                              2006               2005              2006           2005
                                                        -------------------------------------------------------------------
Net (loss)/Income                                             $ (917)          $ (735)            $ (2,962)       $ (1,692)
Convertible note charge                                           (3)             (10)                 (93)            (49)
                                                        -------------    -------------       --------------   -------------
Loss available to common shareholders                         $ (920)          $ (745)            $ (3,055)       $ (1,741)

Weighted average number of common shares outstanding
Basic                                                      6,797,250        6,532,785            6,797,250       6,526,107
Diluted                                                    6,797,250        6,532,785            6,797,250       6,526,107
Net (loss)/Income per share
Basic                                                        $ (0.14)         $ (0.12)             $ (0.45)        $ (0.27)
Diluted                                                      $ (0.14)         $ (0.12)             $ (0.45)        $ (0.27)


Net loss from continuing operations in the quarter was $0.9 million, compared with net loss of $0.7 million in the same period from 2005. The increased loss stemmed from the decline in gross profit of $1.1 million which was partially offset by unrealized foreign exchange gains due to the strengthening Canadian dollar (versus foreign exchange losses in the comparable 2005 period.)

Common shares outstanding increased from the second quarter of 2005 as a result of the exercise of approximately 349,000 options for net proceeds of $1.7 million. No options were exercised in the first half of fiscal 2006.


Discontinued operations

Three months ended April 29, 2006
Pool products sales in the second quarter of 2006 were $29.0 million compared with $29.9 million in 2005. The Pool Division had a gross margin on these sales of $2.4 million in 2006 compared to $2.6 million a year earlier. The 2005 gross margin was impacted by the amortization of manufacturing variances which were not incurred in 2006 whereas the 2006 gross profit was impacted negatively by the writedown of inventory noted below.

Subsequent to the end of the second quarter the company entered into an agreement to sell its pool accessories business. The Pool Division booked a provision in the second quarter of $1.4 million against its inventory to reflect the values to be realized on the sale. This provision was included in the calculation of gross margin. Additionally a provision of $0.1 million was booked against the equipment to relect the values to be realized on the sale of equipment that was part of the pool accessories business.

Selling expenses were lower for the second quarter of 2006 than they were for 2005. However general and administrative expenses were higher as the division incurred professional and consulting fees in association with its sale. Although the level of debt for 2006 was in line with that of 2005, interest costs rose due to higher market interest rates. The division also expensed all disbursements that were of a capital nature in the first two quarters as a result of its decision to write down its fixed assets at the end of 2005 to reflect the estimated fair values of these assets based on recoverability. Similarly the Company continued the policy that it adopted in the fourth quarter of 2005 of not recognizing the benefit of tax recoveries on losses incurred in its Canadian subsidiary.

The net loss from discontinued operations was $1.4 million in the second quarter of 2006 compared with a net loss of $0.9 million in the corresponding period from 2005, the difference being due to the asset write-downs with a partial offset by improved margins (before the writedown of inventories).

Six months ended April 29, 2006
Product sales in the first quarter of 2006 were $4.0 million lower than the same period in 2005 due to lower purchases from its European customers who had a poor season in 2005. In the second quarter the Company reported revenues that were comparable to those reported last year.

The lower sales in the first quarter resulted in reduced absorption of overhead and lower margins; in this quarter gross margin was negative $0.2 million versus positive margin of $0.3 million reported in the previous year. In the second quarter higher volumes and non-recurrence of negative manufacturing variances that impacted margins in 2005 resulted in gross profit for the Pool division being higher so that on a year to date basis the gross margin of the division expressed as a percentage of sales improved by approximately 2.5% (before accounting for the write-down of inventory associated with the agreement to sell the Pool accessories business).

Selling, general and administrative expenses for the first six months were comparable to those reported in 2005. The Company recorded higher interest and bank charges due to increased interest rates and it expensed all capital expenditures in keeping with its decision to write down the value of its fixed assets in the fourth quarter of 2005 to reflect estimated fair value of these assets based on recoverability. It also wrote down the value of its intangible asset by $0.3 million in the first quarter of 2006 and its inventory and capital equipment by $1.5 million in the second quarter for the same reasons.

Summary of quarterly results for 2nd quarter 2006 and 2004, fiscal years 2005

----------------------------------------------------------------------------------------------------------------------------------
(In 000's USD)
                                                          2006                                       2005 *
                                                  ----------------------       ---------------------------------------------------
                                                      Q2           Q1             Q4             Q3            Q2            Q1
                                                  ----------------------       --------------------------------------------------
Sales from continuing operations                    29,907       29,346          31,906         27,809        28,149       29,402
(Loss) income before taxes and extraordinary gain
  from continuing operations                        (1,482)      (2,692)         (1,809)        (1,551)       (1,155)      (1,442)
                                                                               ---------------------------------------------------
Net (loss) income from continuing operations      $   (917)    $ (2,045)       $ (1,986)        $ (342)       $ (735)    $   (957)
                                                  ======================       ===================================================
Net (loss) income from discontinuing operations     (1,382)      (3,253)         (6,377)        (2,551)         (866)      (1,855)
Extraordinary gain, net of taxes                  ----------------------       ---------------------------------------------------
Net (loss) income                                 $ (2,299)    $ (5,298)       $ (8,363)      $ (2,893)     $ (1,601)    $ (2,812)
                                                  ======================       ===================================================
Net (loss) income per share from continuing
 operations
           Basic                                  $ (0.14)     $ (0.31)        $  (0.30)       $ (0.06)      $ (0.12)    $  (0.15)
           Diluted                                $ (0.14)     $ (0.31)        $  (0.30)       $ (0.06)      $ (0.12)    $  (0.15)
                                                  ---------------------        ---------------------------------------------------
Net (loss) income per share from discontinuing
 operations
           Basic                                  $ (0.20)     $ (0.48)        $  (0.94)       $ (0.38)      $ (0.13)    $  (0.29)
           Diluted                                $ (0.20)     $ (0.48)        $  (0.94)       $ (0.38)      $ (0.13)    $  (0.29)
                                                  ---------------------       ----------------------------------------------------
Net (loss) income per share
           Basic                                  $ (0.34)     $ (0.79)        $  (1.24)       $ (0.44)      $ (0.25)    $  (0.44)
           Diluted                                $ (0.34)     $ (0.79)        $  (1.24)       $ (0.44)      $ (0.25)    $  (0.44)
                                                  ---------------------       ----------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

 * The reader is referred to the Company's 2005 and 2004 annual and interim MD&A for a review of quarterly earnings. The comparative 2005 and 2004 numbers have been reclassified from the numbers previously presented to segregate the loss from discontinued operations. The comparative income /(loss) and earnings per share figures for the fourth quarter of 2004 excludes the impact of an extraordinary gain of $948.

Summary of quarterly results for 2nd quarter 2006 and 2004, fiscal years 2005 (continued)
-------------------------------------------------------------------------------
(In 000's USD)
                                                                2004*
                                                      -------------------------
                                                           Q4           Q3
                                                       ------------------------

Sales from continuing operations                         28,941       27,002
(Loss) income before taxes and extraordinary gain
  from continuing operations                             (1,896)        (426)
                                                       ------------------------
Net (loss) income from continuing operations           $ (2,112)      $ (662)
                                                       ========================
Net (loss) income from discontinuing operations             974        1,334
Extraordinary gain, net of taxes                       ------------------------
Net (loss) income                                      $ (1,138)       $ 672
                                                       ========================
Net (loss) income per share from continuing
 operations
           Basic                                        $ (0.35)     $ (0.11)
           Diluted                                      $ (0.35)     $ (0.11)
                                                        -----------------------
Net (loss) income per share from discontinuing
 operations
           Basic                                        $  0.16       $ 0.21
           Diluted                                      $  0.14       $ 0.20
                                                        -----------------------
Net (loss) income per share
           Basic                                        $ (0.19)      $ 0.10
           Diluted                                      $ (0.19)      $ 0.09
                                                  -----------------------------
-------------------------------------------------------------------------------

 * The reader is referred to the Company's 2005 and 2004 annual and interim MD&A for a review of quarterly earnings. The comparative 2005 and 2004 numbers have been reclassified from the numbers previously presented to segregate the loss from discontinued operations. The comparative income /(loss) and earnings per share figures for the fourth quarter of 2004 includes the impact of an extraordinary gain of $948.

Related party transactions

Professional consulting fees of CAD $51,000 (USD $45,000) were paid or accrued to a company a director and officer of which is related to a director and significant shareholder of Polyair Inter Pack Inc. This transaction was measured at the amount agreed to by the parties. Under this agreement, the Company is committed to pay an annual management fee of CAD $205,000 until July 1, 2009.

As previously disclosed, in connection with a property owned by the Company that has industrial contamination on it, the Company is party to a Put/Call agreement with a company (the "Optionee") controlled by a director and significant shareholder. In its first quarter report the Company announced that it had entered into a purchase and sale agreement on this property with an independent third party and that the agreement was subject to the completion of certain environmental testing and remediation, due diligence and financing, the consent of the Optionee and the Company's lenders. The purchaser has recently advised that it was unable to meet the conditions for its purchase of the property and the Company is now considering its options with regard to the property.

Liquidity and capital resources

Cash flows
(in '000s USD
                                                             3 months      3 months            6 months          6 months
                                                              ended          ended               ended            ended
                                                            April 29,      April 30,           April 29,         April 30,
                                                              2006            2005               2006              2005
CASH FLOW                                                -------------   -------------       -------------   -------------
Cash flow from operations before changes                     $  (190)      $      19           $  (4,551)        $  (925)
in non-cash operating working capital
Changes in non-cash working capital                          (17,246)        (24,303)            (19,424)        (31,846)
                                                         -------------   -------------       -------------   -------------
Cash flow from operating activities                          (17,436)        (24,284)            (23,975)        (32,771)
Net acquisitions of property, plant and equipment
                                                              (1,042)         (1,741)             (1,732)         (3,953)
                                                         -------------   -------------       -------------   -------------
Available cash flow *                                      $ (18,478)      $ (26,025)          $ (25,707)      $ (36,724)
--------------------------------------------------------------------------------------------------------------------------

* Available cash flow (deficit) is not a recognized measure under Canadian generally accepted accounting principles and the readers are cautioned that Available cash flow should not be considered as an alternative to cash from operating activities as an indicator of the Company's performance or cash flows. The Company's method for calculating Available cash flows may differ from other companies and may not be comparable to measures used by other companies. Available cash flow is cash flow from operating activities less acquisitions of property, plant and equipment and intangible assets.


Three months ended April 29, 2006
The Company used $17.4 million of cash in operations in the second quarter of 2006 compared with $24.3 million in the second quarter of 2005. Packaging receivables declined by $1.2 million as the company continued to focus on improving the collection of its receivables. The value of packaging inventories also declined, after taking into account the increased cost of resin (from the end of fiscal 2005), this decline reflects a significant decrease in physical inventory.

Included under Assets held for sale are accounts receivable and inventory of the Pool Division. The build up of accounts receivables in this division was the principal reason for the use of cash and reflects the seasonal nature of this business. Pool receivables have increased slightly from 2005 to $35.1 million. Pool inventories of $15 million were $9.1 million lower than the level reported in 2005. Bank debt used to finance these assets amounted to $39.1 million at the end of second quarter 2006. A substantial portion of the Company's receivables are extended receivables that are offered to certain customers, these receivables come due between May 15th and June 15th and their collection will serve to reduce bank borrowings. As at May 31, 2006, the accounts receivable balances had been reduced to approximately $32.4 million and bank debt of the Pool Division to $33.8 million. The reduction in bank debt was due in part to the requirement to pay back the bank $2.5 million on May 15, 2006 of the $5.0 million interim working capital loan.

During the second quarter of 2006 accounts payable and accrued liabilities increased by $2.0 million compared to a reduction of $6.0 million in the second quarter of 2005.

In the second quarter of 2006, the Company invested $1.1 million in new equipment and product development costs for the Packaging Division; primarily for various improvements to machinery and equipment and new Airspace equipment. There was no investment in new capital items for the Pool Division in 2006 (other than for replacement parts). Comparably, in the second quarter of 2005, $1.8 million was invested primarily for expanding production capacity for some of the Packaging product lines, the Airspace equipment program, and on leasehold improvements to the Company's pool products manufacturing facility in Toronto.

The Company financed its operations and asset purchases through a net increase in the short-term bank indebtedness of $18.9 million ($27.6 million in the second quarter of 2005) and in the quarter $1.0 million of these funds were used to pay down long-term debt.

Six months ended April 29, 2006
In 2006 the company used $24.0 million of cash in operations compared to $32.8 million in the first six months of 2005. In 2006 the majority of this cash was used to finance receivables growth in the Pool Division. Inventories in both divisions declined from the levels reported in 2005.

In the first six months of the year, the Packaging division invested $1.9 million in new equipment. The Company's level of expenditures in expected to remain considerably lower than amounts spent in 2005.


Working capital
(in '000s USD

                                                                                                     As at
WORKING CAPITAL                                                               As at April         October 31,      As at April
                                                                                29, 2006              2005         30, 2006
                                                                              ------------------------------------------------------
Operating working capital (consolidated)                                         (4,661)           $3,530             $14,344
Accounts receivable days outstanding in continuing operations                        54                38                  60
Inventory turnover in continuing operations                                         8.2              10.0                 2.7
------------------------------------------------------------------------------------------------------------------------------------


Operating working capital (defined as current assets net of current liabilities, excluding the current portion of long-term debt, future income tax assets and future income tax liabilities, was negative $4.6 million at April 29, 2006 compared with a positive position of $14.3 million at April 30, 2005. The erosion of $17.6 million from the prior year in operating working capital stemmed primarily from the operating losses incurred, the repayment of term debt and capital expenditures undertaken and the write-down of assets held for sale. Inventory turnover in the Packaging division improved from 7.2 times at the end of the first quarter of 2006 to 8.2 times at the end of the second quarter, primarily as a result of decreased inventory levels.




---------------------------------------------------------------------------------------------------------------------------------
(In '000s USD)
CAPITALIZATION                                                   As at, ended              As at             As at, ended
                                                                   April 29               October 31,         April 30,
                                                                     2006                   2005                2005
                                                            -------------------------------------------------------------------
Amount drawn on operating credit facilities                         $49,078                $21,096            $54,109
Remaining borrowing availability based on collateral values             156                    519                559
Net increase (decrease) in long-term debt                            (1,742)                (3,964)            (2,524)
Issuance of common shares                                                 -                  1,670              1,543

Net funded debt*                                                     68,262                 42,133             76,690
Shareholders equity                                                 $16,883                $23,713            $33,667
Net funded debt to shareholders equity                                  4.0                    1.8                2.3
-------------------------------------------------------------------------------------------------------------------------------


     *Net funded debt is not a recognized measure under Canadian generally accepted accounting principles and readers are cautioned that Net funded debt should not be considered as an alternative to long-term debt. The Company's method for calculating Net funded debt may differ from other companies and may not be comparable to measures used by other companies. Net funded debt is comprised of bank indebtedness, current and long term portions of Long-term debt, and liability portions of the convertible note.

The Company's bank line availability is determined by its levels of eligible accounts receivable and inventory. As part of the renewal of the Company's credit facilities in October 2005, the Company's lenders provided an interim working capital loan of $5 million. The available borrowing limit based on collateral balances at April 29, 2006 and the interim working capital loan was $54.7 million against which the Company has issued letters of credit of $4.2 million and has drawn $49.1 million for operating cash. The Company posts letters of credit to support payment obligations such as finished goods imports from the Far East, bond maturities and rent. At April 29, 2006 of the $4.2 million of letters of credit outstanding, $2.6 million were in support of Industrial Revenue Bonds issued by the Company. The Company's borrowing availability was further reduced by defined bank reserves of $1.2 million.

In addition to its working capital requirements, Polyair will require funding to pay for capital expenditures and to service its debt obligations. In prior years, a portion of this funding requirement was provided by term bank debt and equipment loans that the Company assumed. At April 29, 2006, the Company had $18.4 million of term debt of which 27.3% is fixed rate debt. During the quarter, the Company repaid $1.0 million of bank and other term debt. By comparison, in the second quarter of 2005, the Company repaid $3.0 million in long-term debt of which $2.0 was due to repayment of Industrial Revenue Bonds that matured. The financial results of the Company has meant that it is unable to obtain equipment financing on the terms and conditions that it had obtained in prior years. As a result it is dependent on its operating lender for both its working capital needs and long term asset financing. Based on the working capital requirements of the Pool Division, the Company's bank line is not sufficient to fund its cash requirements and it must either complete the sale of the Pool Division or raise additional capital in order for it to meet its financing requirements.

In connection with the renewal of the Company's banking facilities in October 2005 the Company's lenders required the Company to complete the sale of the Pool Division by February 28, 2006 and to satisfy certain financial covenants. Additionally, the Company committed to raise $10 million in new capital by March 31, 2006, in the event that it was not successful in selling the Pool Division. The lenders subsequently have agreed to extend the requirement that the Company complete the sale of the Pool Division or raise additional capital to June 30, 2006. As part of the renewal the lenders made available a $5 million interim working capital line, subsequent to the quarter $3.5 million of this line has been repaid and the balance is due on July 31, 2006.

Subsequent to the quarter end, the Company reached an agreement for the sale of its Pool accessories business. Net proceeds from this sale will be used to pay down the bank debt.

The Company's ability to meet its amended covenants is dependent on an improvement in its profitability. At April 29, 2006, this improvement was not clearly established and it is therefore likely that in future periods the Company may not be in compliance of its revised covenants. Under the terms of the Company's lending agreements, violation of these financial covenants constitutes an event of default, which enables the lenders to demand repayment on the bank indebtedness, trigger cross defaults on the term loans thereby allowing the lenders to demand repayment of these loans, as well as take possession of the collateral security, as described in the Consolidated Financial Statements. There can be no assurance that the Company will realize the necessary improvement in profitability in order to meet the revised bank covenants or that the additional debt or equity financing will be available when required or that it can be secured on satisfactory terms.

Disclosure of outstanding share data

Polyair Inter Pack's common shares are listed on the Toronto and American Stock Exchanges under the symbol PPK. As at April 29, 2006, there were 6,797,250 common shares issued and outstanding along with 153,800 stock options. Each vested stock option entitles the holder to purchase one common share. The Company also has a $5 million convertible note outstanding that can be converted at the option of the holder into 598,802 common shares. The Company may prepay this note or convert it into 598,802 Series A Preference shares at any time after March 31, 2006.

Critical accounting estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates. Significant accounting estimates and assumptions are discussed in detail in the 2005 annual MD&A.

Recently issued accounting pronouncements

No new accounting pronouncements were issued in 2006 that impacted the preparation of the Consolidated Financial Statements.

Risks and uncertainties

Polyair Inter Pack's business is subject to a number of broad risks and uncertainties including adequacy of its capital resources, seasonality, general economic conditions and commodity prices, competition, product liability and Canadian and US government policies and regulations regarding environmental, health, transportation and safety. These risks and uncertainties are discussed in the Company's 2005 annual MD&A.

Outlook
The market for protective packaging products is very competitive and the Company expects that while it has been successful in recent months in regaining a portion of the sales volumes lost in the earlier part of the year, its margins will continue under pressure until raw material costs stabilize and it lowers its operating costs.

The Company is continuing to seek the sale of its pool business and it has concluded the sale of its accessory business. The division's working capital requirements are declining as it collects its receivables however the current asset build up and operating losses has strained the Company's working capital. Management is evaluating several alternatives to address this working capital deficit and to provide adequate funding for future years requirements.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        POLYAIR INTER PACK INC.

Date: June 13, 2006                    By:/s/VICTOR D'SOUZA
                                        Victor D'Souza, Chief Financial Officer